May 10, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:          Beneficial Mutual Bancorp, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-141289

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Beneficial Mutual Bancorp, Inc. in requesting that the above-referenced Registration Statement on Form S-1 be declared effective on May 14, 2007 at 10:00 a.m. or as soon thereafter as practicable.

Very truly yours,

                                                                                    /s/ Michael Lacovara
Name: Michael Lacovara
Title: Secretary

cc: Kathryn McHale, U.S. Securities and Exchange Commission